

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2023

Jessica Billingsley
Chief Executive Officer
Akerna Corp.
1550 Larimer Street #246
Denver, Colorado 80202

> **Re: Akerna Corp.**
> **Registration Statement on Form S-4**
> **Filed May 12, 2023**
> **File No. 333-271857**

Dear Jessica Billingsley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Provide disclosure of any significant crypto asset market developments material to understanding or assessing Gryphon's business, financial condition and results of operations, including any material impact from the price volatility of crypto assets.

2. Please file your form of proxy card with the next amendment.

Cover Page

3. Please revise your cover page to disclose the estimated exchange ratio of Akerna common shares for each Gryphon common share and preferred share.

Prospectus Summary, page 1

4.   Please revise your prospectus summary and risk factors to highlight the auditor's explanatory paragraph regarding Gryphon's ability to continue as a going concern and describe the material risks associated with the going concern opinion.

MJ Acquisition Corp., page 3

5.   Please revise your disclosure in the prospectus summary to more clearly disclose the relationship between the entities you reference (e.g., Alleaves and MJ Acquisition Corp.).

The Transactions, page 3

6.   Please revise to provide illustrative examples regarding the Merger Consideration that Gryphon shareholders will receive. Also please illustrate how the value of the Merger Consideration may fluctuate over time.

Akerna Reasons for the Transactions..., page 4

7.   We note your disclosure at the bottom of page 5 regarding several factors considered by the Gryphon Board in approving the Merger Agreement, including the exchange ratio to be paid by Akerna and the related anticipated allocation of the equity interests of the combined company. Please revise to quantify these items.

Opinion of Akerna's Financial Advisor, page 6

8.   Please disclose what consideration, if any, was given to obtaining a new fairness opinion, which contemplates the fairness of the current terms of the transaction on which shareholders are voting, including the Sale Transaction with MJ Acquisition. Please further revise your disclosure to clearly and prominently state that JMP has not updated its fairness opinion to reflect the current terms of the transaction.

Risk Factors, page 23

9.   To the extent material, discuss any reputational harm Gryphon or the combined company may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how Gryphon's business is perceived by customers, counterparties, and regulators, and whether there is a material impact on operations or financial condition.

10.   Describe any material risks to the post-merger business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on Gryphon's business, financial condition, and results of operations.

11.   Describe any material risks Gryphon or the combined company faces related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over

crypto assets and crypto asset markets.

12.   To the extent material, describe any gaps identified by the parties' boards or management with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

13.   Describe any material financing, liquidity, or other risks Gryphon or the combined company faces related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.

14.   To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:
• Risk from depreciation in your stock price.
• Risk of loss of customer demand for your products and services.
• Financing risk, including equity and debt financing.
• Risk of increased losses or impairments in your investments or other assets.
• Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
• Risks from price declines or price volatility of crypto assets.

Gryphon's bitcoin may be subject to loss, theft or restriction on access, page 56

15.   Please revise here and/or elsewhere in the filing to disclose who holds the private keys associated with your crypto asset wallets, how they are stored and the precautions that are taken to keep them secure, and the security processes and procedures you have in place for withdrawing or transferring Bitcoin from those wallets.

There is no one unifying principle governing the regulatory status of cryptocurrency, page 64

16.   Disclosure in the last paragraph of this risk factor states that "[t]o the extent that Gryphon may determine in the future to expand its business by acquiring digital assets other than bitcoin, Gryphon will set up internal processes to determine whether such digital assets are securities within the meaning of the U.S. federal securities laws." Please describe in detail your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets you mine or otherwise acquire (whether as payment or through direct purchases) are securities within the meaning of the U.S. federal securities laws. In this regard, we note your disclosure on pages 208 and F-58 that in 2021, Gryphon received crypto assets (Bitcoin, Ethereum, DAI, and USDT) from the private placement of its common stock and series seed II preferred stock in the amount of $1,374,000. Expand your risk factor to address the risks associated with your process for making such an assessment, as well as the uncertainty and consequences of making an incorrect assessment or a regulator disagreeing with your assessment, including the specific risks inherent in your business model that may necessitate corrective measures as a result of judicial or regulatory actions. Prominently disclose this risk in the Summary.

The Transactions, page 80

17.   Please revise this section to provide greater detail regarding the background of the transactions, including the strategic alternatives considered by the Akerna Board, how negotiations of the transactions began, and how key transaction terms were negotiated and resolved. In particular, please revise to describe the following:

*   Refer to disclosure on page 81 that Akerna entered 21 non-disclosure agreements based on outreach to 36 potential strategic partners. Please summarize any material developments from these agreements and clarify whether any potential indications of interest were received. Also please disclose any proposed criteria the Akerna Board determined it would use to evaluate the same. Furthermore, please clarify why the Akerna Board decided to pursue transactions with Gryphon and POSaBIT rather than the "other interested parties" that were discussed at the October 18, 2022 board meeting.

*   Revise the background section to provide further information regarding Akerna's negotiations of the exchange ratio with Gryphon. In this regard, please revise to disclose: (i) the potential deal valuations and mechanics discussed on the September 27, 2022 call between Akerna management and JMP's representatives; (ii) the material terms of the "initial term sheet from Gryphon" discussed on the October 11, 2022 call; and (iii) any material differences between the terms of the initial term sheet, the October 20, 2022 term sheet and the definitive Merger Agreement. Please also revise this section to address similar disclosures as they relate to Akerna's negotiations with each of POSaBIT and Alleaves with respect to the purchase agreements.

Akerna's Financial Projections, page 93

18.   In the second paragraph of this section you state, "Akerna does not warrant the accuracy, reliability, appropriateness or completeness of the financial projections to anyone." While you may include qualifying language with respect to such projections, it is inappropriate to disclaim responsibility for this information. Please revise to eliminate this disclaimer.

19.   We note the language in the second and third paragraphs of this section that Akerna's financial projections "should not be looked upon as 'guidance' of any sort" and cautioning investors not to rely on such projections in making a decision regarding the transaction. These statements unduly limit an investor's reliance on the proxy statement disclosures. Please remove or revise as appropriate.

Opinion of Akerna's Financial Advisor, page 95

20.   We note your disclosure on page 102 that JMP's fee includes $1,000,000 payable only if the POSaBIT Sale Transaction and the Merger are consummated. Noting that the POSaBIT Sale Transaction has been terminated, please revise to provide an estimate of the fees that remain payable if the Merger is consummated.

21.   We note that Gryphon provided certain financial projections to JMP and that JMP relied upon these financial projections in preparing its fairness opinion. Please disclose the financial projections provided by Gryphon to JMP or explain why such information is not material to shareholders.

Material U.S. Federal Income Tax Consequences of the Merger, page 103

22.   We note your disclosure that the parties intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and your statement on page 104 that "no opinion of counsel has been issued with respect to the tax consequences of the Merger." Please file a tax opinion as an exhibit to your registration statement that addresses the material tax consequences to shareholders or provide us your analysis as to why you do not believe such an opinion is required. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III of Staff Legal Bulletin No. 19.

Matters Being Submitted To a Vote of Akerna Stockholders
Proposal No. 1: Merger, page 147

23.   Revise to cross reference the section(s) describing the material aspects of the Merger and Merger Agreement.

Gryphon's Business, page 199

24.   We note you started incurring a fee related to your participation in the Foundry USA Pool of 0.43% based on your deployed hashrate. Please discuss how this will affect your business going forward, including discussion in MD&A to the extent necessary and material. Refer to Item 303(a) of Regulation S-K.

25.   To the extent material, please discuss how the bankruptcies of companies in crypto asset-related businesses and the downstream effects of those bankruptcies have impacted or may impact Gryphon's or the combined company's business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether Gryphon has material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated.

26.   If material to an understanding of Gryphon's business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets, known to:
   • Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
   • Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
   • Have the crypto assets of their customers unaccounted for.
   • Have experienced material corporate compliance failures.

27. If material to an understanding of Gryphon's business, discuss any steps it takes to safeguard the crypto assets of third parties and describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures Gryphon has regarding the commingling of assets, including its assets, and those of affiliates or third parties. Identify what material changes, if any, have been made to Gryphon's processes in light of the current crypto asset market disruption. Describe any material risks related to safeguarding Gryphon's, its affiliates', or third parties' crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

28. We note that Gryphon's miners are located in New York, Georgia and North Carolina. Please disclose the percentage of miners that are located in each state and revise your risk factors section to address the concentration of miners in the same region of the U.S. and the concentration of miners in a single state, as appropriate.

Bitcoin Mining Economics, page 201

29. Please discuss the anticipated impacts of the next Bitcoin halving and what steps you are taking to address or mitigate these impacts, if any. Discuss in greater detail the potential impact of the decrease in the amount of Bitcoin rewards on your revenues and on the economics of your mining operations.

Operational Strategy, page 205

30. On page 206, you disclose that Gryphon currently participates in a single mining pool called Foundry USA Pool. Please revise to briefly discuss the mechanics of how revenues are split in the Foundry USA Pool in which Gryphon participates. Also please revise to disclose:
    • the material terms of Gryphon's agreement with Foundry USA Pool and file the same as an exhibit to your registration statement;
    • the percentage of Gryphon's Bitcoin hashing power that it contributes to Foundry USA Pool;
    • the total hashing power of the Foundry USA Pool and the percentage thereof contributed by Gryphon's miners;
    • how the Foundry USA Pool holds Gryphon's proportion of mining rewards and the duration thereof; and
    • whether the pool operator has insurance for theft or loss and the risks associated with transferring crypto assets.

31. You disclose that Gryphon's policy is to sell its Bitcoin or other crypto assets for fiat currency, with the exception of the amount required to service the agreement with Anchorage. Please revise to discuss: (i) the average period between receipt of your crypto assets and the subsequent conversion into fiat currency; and (ii) any risks to your liquidity caused by volatility in cryptocurrency pricing.

32. Refer to your disclosure that Gryphon converts mined Bitcoin into fiat currency through BitGo Prime LLC. Revise to disclose the material terms of the Bitgo Prime agreement and file the agreement as an exhibit or advise.

33. With a view towards revised disclosure, please advise whether Gryphon is dependent on any platform (e.g., BitGo Prime) to liquidate its bitcoin or convert it into fiat currency. Address Gryphon's reliance on any such platform, including the potential impact of the platform limiting its services as a result of recent crypto market events.

34. We note your disclosure on page 206 that BitGo Trust serves as the custodian for Gryphon's crypto asset holdings. However, we also note your disclosure on page 56 that "Gryphon expects to hold all of its bitcoin in a combination of insured institutional custody services and multisignature cold storage wallets, ...Gryphon utilizes hot wallets on exchanges to liquidate daily mining rewards." Please revise to clarify your custody procedures and arrangements, including:
    - The identity of each of your third-party custodians or custody services;
    - Quantified disclosure regarding the respective portions of your crypto asset balance held by each custodian or custody service;
    - A description of each custodian's insurance, the degree to which such policies provide coverage for the loss or theft of your crypto assets and any exclusions or limitations on coverage;
    - The material terms of any related agreements, including:
        ○ Term and termination provisions;
        ○ In what manner the relevant custodian is required to store your crypto assets, including: (i) what security precautions the custodian is required to undertake, (ii) whether it is contractually required to hold your crypto assets in cold storage, and if so, what portion of your Bitcoin or other crypto assets are held in hot wallets and cold wallets and (iii) the geographic location where crypto assets are held in cold wallets;
        ○ Whether any persons (e.g., auditors, etc.) are responsible for verifying the existence of the crypto assets held by the third-party custodian(s); and
        ○ Whether you or any insurance providers have inspection rights associated with the crypto assets held in storage.

Gryphon Management's Discussion and Analysis of Financial Condition and Results of Operations, page 208

35. Please revise to include a breakeven analysis for Gryphon's mining operations or any other crypto assets that it earns or mines that compares the cost to earn or mine one crypto asset with the value of the crypto asset. Please provide a discussion of how Gryphon expects the Merger to impact its breakeven analysis in the future.

36. We note that Gryphon owns and/or holds crypto assets on behalf of third parties. To the extent material, explain whether these crypto assets serve as collateral for any loan, margin, rehypothecation, or other similar activities to which Gryphon or its affiliates is a

party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of Gryphon's relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral. Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral.

Anchorage Loan Agreement, page 209

37.   Please expand your disclosure to clarify the business purpose of Gryphon entering into a Bitcoin loan agreement with Anchorage Lending CA, LLC. Discuss the risks associated with the Bitcoin loan agreement due to, among other things, the volatility in the price of Bitcoin. Disclose whether Gryphon intends to enter into similar loan agreements in future periods.

Components of Gryphon's Results of Operations, page 211

38.   Please revise your next amendment to break out the material components of expense categories within General and Administrative. Consider using a tabular format to the extent it would helpful to investors. Also, discuss and analyze any known material trends, events, demands, commitments and uncertainties between periods. Refer to SEC Release 33-8350.

39.   Please revise your next amendment to break out the material components of Other Income (Expense). Consider using a tabular format to the extent it would helpful to investors. Also, discuss and analyze any known material trends, events, demands, commitments and uncertainties between periods. Refer to SEC Release 33-8350.

Critical Accounting Policies and Estimates, page 216

40.   Please remove your disclosure on page 219 in your next amendment that, *"there is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held."* We observe that the FASB codification is the source of authoritative generally accepted accounting principles and that there is codification guidance whose scope applies to your transactions.

Management Following the Merger
Executive Officers and Directors of the Combined Company Following the Merger, page 223

41.   Please file the consents of Robert Chang, Brittany Kaiser, Heather Cox and Steve Gutterman as exhibits to the registration statement, as required by Rule 438 of Regulation C.

Unaudited Pro Forma Condensed Combined Financial Information, page 244

42.   We note the inclusion of the Management Adjustment (b) for the wind-down of the Viridian, Trellis, and Solo businesses and the presentation in a separate column on the face of the Pro Forma Balance Sheet and Statement of Operations. Please revise to

present only in the Notes to the Pro Formas in your next amendment, or advise us otherwise. Refer to Rule 11-02(a)(7)(ii)(A) in Regulation S-X.

Notes to the Consolidated Financial Statements

Gryphon Digital Mining Inc.

Consolidated Statements of Operations for the Years Ended December 31, 2022 and 2021, page F-44

43. We note you recorded unrealized loss on marketable securities of $1.5 million in 2022. Please tell us if you determined that this loss was due to an other-than-temporary impairment of the security and how your accounting complies with ASC 320.

Note 1 - Organization and Summary of Significant Accounting Policies

Accounts Receivable, page F-51

44. Please expand your disclosure related to 'Accounts Receivable' to provide the following:
    • the specific GAAP guidance you followed to form your accounting policy for your allowance for doubtful accounts;
    • if you have had any receivables charged-off in the periods presented; and
    • your charge-off policy under ASC 310-10-35-41.

Digital Assets Held for Other Parties, page F-51

45. We note your disclosure and liability for digital assets held for other parties in accordance with SAB 121. Please tell us, and revise your next amendment, to discuss and disclose the following related to this liability:
    • the specific type of safeguarding activities you are involved in that resulted in the liability;
    • the party (parties) that holds the cryptographic key information, maintains the internal recordkeeping of those assets, and it obligated to secure the assets and protect them from loss or theft;
    • the significant risks and uncertainties associated with safeguarding crypto assets, including the risks of loss associated with these activities; and
    • fair value disclosures as required by ASC 820-10-50 disclosing the valuation techniques, assumptions, judgments, and estimates used to determine the liability.

Digital Assets, page F-52

46. We note your disclosure on page F-52 and from the Statement of Cash Flows, that you have classified mining activities as part of operating cash flows in the Consolidated Statement of Cash flows. Please provide your accounting analysis supporting your conclusion that this activity is properly classified within cash flow from operating activities, instead of cash flows from investing activities.

47. Disclose how you determine the quoted price of your digital assets and the principal market(s) used. Tell us how you identify these market(s). Refer to ASC Topic 820 and

ASC 820-10- 35-5A.

48. We note your disclosure that impairments of digital assets are included within "Other expense" in the Statements of Operations. The line item 'Impairment of digital assets' is included within Operating Expenses in the Statements of Operations. Please revise in your next amendment, or advise accordingly.

49. You disclose that digital assets are classified as current assets. Please tell us how this classification is consistent with the definition of current assets in ASC 210-10-20 and reference for us the authoritative literature you rely upon to support current asset classification. In your response, tell us your consideration for classifying digital assets expected to be sold or exchanged within one year as current with all other digital assets being classified as long-term.

Mining Equipment, page F-52

50. Given the significant decline in the price of Bitcoin and disruptions in the crypto asset market in the periods presented, tell us how you considered the factors in ASC 360-10-35-21 through 22 in evaluating the mining equipment for recoverability and potential impairment of your long-lived assets.

Revenue Recognition, page F-53

51. Please confirm for us whether you perform mining activities on your own behalf or as a mining pool operator. If so, revise to disclose your revenue recognition policies for those activities.

52. You disclose that you measure the fair value of cryptocurrency awards on the date you are notified of the consideration to be received, which is not materially different from the fair value at the time you have earned the award from the pools. You also disclose that the fair value assigned to the cryptocurrency award is determined by the value received if the award is sold as of the date received, or the closing price on the date you receive notification if the award is sold on a later date. Please address the following:
   • Reconcile for us the difference in timing of the above scenarios, and tell us how much time passes between when you have earned the award and when you receive notification;
   • Explain to us how you determine the closing price on the date you receive notification; and
   • Describe for us your procedures in determining that the difference in fair value between the time you receive notification of the award and the time you determine the fair value of the award is not material.

53. Please provide for us your analysis of principal versus agent considerations regarding your revenue recognition policy under the Sphere 3D Master Services Agreement.

Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021

Note 2 - Digital Assets , page F-58

54.   Please revise your next amendment to disaggregate your rollforward of digital assets to provide a rollforward of each individual digital asset held (Bitcoin, Ethereum, DAI, USDT, etc.) in the periods presented.

Note 7 - Notes Payable, page F-60

55.   Please provide your analysis of the BTC note supporting your recognition of the borrowed BTC as an asset, including your rights to the borrowed BTC and any restrictions on its use, and accounting treatment as a derivative liability under ASC 815. Describe for us, and disclose, the methods and inputs used in determining the fair value of the note.

Note 10. Stockholders' Equity, page F-67

56.   We note you had material stock compensation expense in the periods presented. Please revise your next amendment to provide the following concerning stock compensation expense:
   •   a table detailing all the issuances of stock that resulted in stock compensation expense that includes the shares issued, share price, and stock compensation related to the issuance; and
   •   explain to us how you determined the fair value of the shares underlying your equity issuances.

Appendix G
Opinion Letter Of JMP Securities, page G-1

57.   We note that you have provided an unsigned financial advisor`s opinion in draft form. Please revise your next amendment to include a signed and dated fairness opinion. Please also file the consent of JMP Securities LLC as an exhibit.

Exhibits

58.   We note you have redacted certain information from your exhibits, such as Exhibits 10.45, 10.47, 10.48, and 10.50 - 10.52. Please revise the exhibit index to clearly indicate whether you are relying on Item 601(b)(10)(iv) of Regulation S-K, and conform the legend on the first page of these exhibits as appropriate.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Rolf Sundwall at (202) 551-3105 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or David Lin at (202) 551-3552 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Crypto Assets